December 22, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:     James Lopez

Re:	Avery Dennison Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005
File No. 1-7685
Ladies and Gentlemen:
     We confirm receipt of the letter dated December 14, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission with respect to the above-referenced filing. We have commenced obtaining information in preparation for a response to your letter, but will need additional time beyond the ten business-day period referred to in your letter, which would be December 29, 2006, to prepare an appropriate response. Accordingly, we respectfully advise the Staff that we expect to submit our response during the week of January 22, 2007.
     Please do not hesitate to contact me at (626) 304-2000, if you should have any questions or need additional information.

Sincerely, /s/ Michael A. Skovran Michael A. Skovran Vice President and Controller Avery Dennison Corporation

cc:	Barbara Jacobs, Securities and Exchange Commission
Cecilia D. Blye, Securities and Exchange Commission